SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

__________________

SUBAYE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

86428D 104
(CUSIP Number)

Zhiguang Cai
349 Dabeilu, Shiqiao, Panyu
Guangzhou, Guangdong
China 511400
86 2039990266
 (Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 2, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note . Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86428D 104		Page 2 of 10 Pages
1		NAME OF REPORTING PERSONS Fangyao Tan S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chinese national
NUMBER OF SHARES	7	SOLE VOTING POWER 480,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
THE REPORTING	9	SOLE DISPOSITIVE POWER 480,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 480,000
12		CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer

This Schedule 13D relates to common stock, par value $0.001 (“Common Stock”) of Subaye, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 349 Dabeilu, Shiqiao, Panyu, Guangzhou, Guangdong, China 511400.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Fangyao Tan (the “Reporting Person”).

(b) The business address of the Reporting Person is Rm. 2606A, 26/F, Renfeng Bldg., Tianhe, Guangzhou, China 510630.

(c) The Reporting Person is the Chief Executive Officer of CoCloud Infoserve Limited (“CoCloud”), a Chinese company whose principal business is operating online shopping websites.  The address of CoCloud is Rm. 2606A, 26/F, Renfeng Bldg., Tianhe, Guangzhou, China 510630.

(d)-(e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of The People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

On March 2, 2010, the Issuer entered into a letter agreement with CoCloud, pursuant to which the Issuer purchased various online shopping websites from CoCloud in exchange for issuing 480,000 shares of the Issuer’s Common Stock (“Shares”) to the Reporting Person.

Item 4.  Purpose of Transaction

The purpose of the Reporting Person’s acquisition of the Issuer’s Common Stock was to be compensated for the online shopping websites which the Issuer now controls.

Except as set forth above, the Reporting Person does not have any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 480,000 Shares of the Company’s Common Stock, which is 6.7% of the total number of shares of Common Stock outstanding.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 480,000 Shares of the Company’s Common Stock.

(c) The Reporting Person has not effected any transactions in the Issuer’s Common Stock in the past 60 days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described in Item 3 above, on March 2, 2010, the Issuer entered into a letter agreement with CoCloud, pursuant to which 480,000 Shares of the Company’s Common Stock were issued to the Reporting Person as compensation for the Issuer’s purchase of various online shopping websites previously operated by CoCloud.

Item 7.  Material to be Filed as Exhibits

Exhibit 1.	Letter Agreement between the Issuer and CoCloud, dated March 2, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 22, 2010	By: /s/ Fangyao Tan
Name: Fangyao Tan